FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For the month of June, 2003


                                  UNILEVER PLC
                  ---------------------------------------------
                 (Translation of registrant's name into English)


                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                  --------------------------------------------
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F _X_ Form 40-F ___

  Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1): ________

  Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes ___   No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______
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Amendment of today's earlier filing is necessary to correct the clerical error of having submitted the previous day's Form 6-K pages (erroneously referring to a Notice to London Stock Exchange).


Exhibit 99 is incorporated herein by reference.




CAUTIONARY STATEMENT

          This Report on Form 6-K/A contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as 'expects', 'anticipates', 'intends' and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. You are cautioned not to place undue reliance on these forward-looking statements. Further details of these potential risks and uncertainties are given in the Unilever Annual Report & Accounts and Form 20-F 2002.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          UNILEVER PLC

                                          /S/  S. G. WILLIAMS
                                          -------------------
                                          By   S. G. WILLIAMS
                                               SECRETARY







Dated:  June 19, 2003


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                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NUMBER                    EXHIBIT DESCRIPTION


99 Press release dated June 19, 2003, "Unilever's Pre-Results Update, Monday June 23, 2003"